SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 4, 2016.

    By letter dated November 4, 2016, the company reported that its Board  has decided the pro rata distribution to the shareholders registered as of November 16, 2016 of 3,833,352 treasury shares, which constitutes a 0.00774216906% per share, a percentage of 0.76415967% of the outsanding shares of $ 501,642,804. - and 0.774216906% of the capital stock net of treasury shares, from November 17, 2016.

DISTRIBUTION OF SHARES ISSUED BY Cresud SACIF y A pro rata among SHAREHOLDERS

    It is communicated to shareholders of Cresud SACIF y A that according to the ruling of the Ordinary and Extraordinary General Meeting of Shareholders held on October 31, 2016 and as provided by the Board in its meeting on November 3, 2016 on the basis of delegated powers by that Assembly, it has decided the distribution of treasury shares acquired by the Company totaling 3,833,352 non-endorsable common shares of 1 vote per share and Nominal Value of  $1 each, subject to the following conditions:

    Process start date: November 17, 2016
    Payment address: Box Valores S.A. 362 May 25 Buenos Aires
    Hours: Monday to Friday from 10:00 to 15:00.
    Amount approved by the Assembly: 3833352. of shares

    The aforementioned distribution of shares constitutes 0.00774216906 per share, a percentage of 0.76415967% of the shares oustanding of $ 501.642.804.- and 0.774216906% of the capital stock net of treasury shares.
Fractions of shares will be settled in cash in accordance with the regulations of the Stock Exchange of Buenos Aires on smaller fractions of 1 share or 1 ADR.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 4, 2016